UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 000-15235
                                               Cusip No.: 6067-10-200

(Check One)

|X| Form 10-K |_| Form 20-F |_| Form 11-K

|_| Form 10-Q |_| Form N-SAR

For Period Ended: September 30, 2003

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

      Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________

________________________________________________________________________________

                                     PART I
                            REGISTRATION INFORMATION

      Full Name of Registrant: Mitek Systems, Inc.

      Former Name, if applicable:_______________________________________________

________________________________________________________________________________

Address of Principal Executive Office (Street and Number):

                      114145 Danielson St., Suite B, Poway
                      Poway, California 92064
                      (858) 513-4600

                                     PART II
                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following that prescribed due date;
            and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, NSAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

      The Registrant requires additional time to finalize the review and processing of its Form 10-K for the fiscal year ended September 30, 2003.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

             James B. DeBello, President and Chief Executive Officer
             (858) 513-4600

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports:

                                |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                |X| Yes  |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that the Registrant's net loss for the fiscal year ended September 30, 2003, will be approximately $2,481,536 and after giving effect to a provision of income taxes of $10,654, net loss of approximately $2,492,190 (or a net loss of approximately $.22 per share of Common Stock). In comparison, for the quarter ended September 30, 2002, the Registrant recorded net income of approximately $396,806 (or net income of approximately $.04 per share of Common Stock.)

      The Registrant believes the changed results may be attributed, among other things, to reduced sales of the Registrant's software, as a result of lower than expected acceptance by new customers.

                               MITEK SYSTEMS, INC.
--------------------------------------------------------------------------------
                   Name of Registrant as Specified in Charter

      Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date December 30, 2003                  By /s/ James B. DeBello
                                           -------------------------------------
                                           James B. DeBello, President and
                                           Chief Executive Officer

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1000).